SAMSON OIL & GAS ADVISORY ON GARY 1-24H FRAC OPERATIONS

Denver 1800 hours August 30th, 2010, Perth 0800 hours, August 31st, 2010

Gary #1-24H (37% working interest)

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that the first fracture stimulation stage pumped 150,000 pounds of proppant into the Gary #1-24H well according to the planned program, however in preparing for the second stage the isolation plug set prematurely  above its planned setting depth. It is now required that the second stage isolation plug  be drilled out using a coiled tubing unit before continuing the remainder of the fracture stimulation job. This operation is expected to be undertaken later this week and the stimulation program should re-commence on or about September 13th. We do not anticipate any reduction in well performance.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,663 million ordinary shares issued and outstanding, which would be the equivalent of 83.15 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$1.25 per ADS on August 30th, 2010 the company has a current market capitalization of approximately US$103.9 million.  Correspondingly, based on the ASX closing price of A$0.07 on August 30th, 2010, the company has a current market capitalization of A$116.4 million.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at .sec.gov/edgar/searchedgar/webusers.htm.